09056277

;URITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

19
3/4

ANNUAL AU
REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-1361

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Scott & Stringfellow, LLC

RECD S.E.C.
MAR 16 2009
503

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

909 East Main Street
(No. and Street)

Richmond	Virginia	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randall B. Saufley, Chief Financial Officer — 804-649-3965
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

214 N. Tryon	St. Suite 3600	Charlotte	North Carolina	28202
(ADDRESS)	Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

RS 3/31/09

Oath or Affirmation

I, Randall Saufley, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Scott & Stringfellow, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Randall Saufley
Chief Financial Officer

Rosanna A. Blahous
Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing Page i
(x) (b) Statement of Financial Condition 1
( ) (c) Statement of Operations .....
( ) (f) Statement of Changes in Member's Equity .....
( ) (g) Statement of Liabilities Subordinated to Claims of General Creditors .....
( ) (d) Statement of Cash Flows .....
( ) (e) Statement of Cash Flows – Supplemental Disclosure .....
(x) Notes to Financial Statements 2
( ) (h) Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission .....
( ) (i) Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission .....
( ) (j) Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission .....
( ) (k) A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required)
( ) (l) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable)
(x) (m) Oath or Affirmation ii
( ) (n) A Copy of the SIPC Supplemental Report
( ) (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
( ) (p) Independent Auditors report on internal control (Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5).....

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
214 North Tryon Street
Suite 3600
Charlotte, NC 28202
Telephone (704) 344 7500
Facsimile (704) 344 4100
www.pwc.com

Report of Independent Auditors

To the Board of Managers and Member of
Scott & Stringfellow, LLC
(a subsidiary of BB&T Corporation)

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial condition of Scott & Stringfellow, LLC (the Company) at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management; our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2009

Scott & Stringfellow, LLC
Statement of Financial Condition
December 31, 2008

Assets		
Cash and cash equivalents	$	204,042,475
Cash segregated under federal regulations		5,307,863
Securities purchased under agreements to resell		348,178,850
Securities owned, at fair value		107,086,025
Securities owned, pledged, at fair value		90,773,986
Receivable from affiliate		81,441,890
Receivable from Parent		3,313,847
Furniture, equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $27,804,349)		5,649,649
Goodwill		99,198,488
Note receivable		844,407
Deferred tax asset		3,107,797
Other assets		28,485,347
Total assets	$	977,430,624
Liabilities and Member's equity		
Securities sold under agreements to repurchase	$	323,979,528
Securities sold, not yet purchased, at fair value		148,988,652
Short-term borrowing with Parent		150,000,000
Accrued interest payable		1,064,460
Accrued expenses, compensation and other liabilities		51,698,999
Total liabilities		675,731,639
Liabilities subordinated to claims of general creditors		140,000,000
Member's equity		161,698,985
Total liabilities and Member's equity	$	977,430,624

The accompanying notes are an integral part of the statement of financial condition.

1. Organization and Description of Business

Scott & Stringfellow, LLC (Company), formerly Scott & Stringfellow, Inc., is a wholly owned subsidiary of BB&T Corporation (Parent), a financial services holding company headquartered in North Carolina and sole member of the LLC. In December 2008, Scott & Stringfellow, Inc. converted from a C corporation to a single member LLC, Scott & Stringfellow, LLC pursuant to the request of the Parent. All of the assets and liabilities previously held were conveyed to Scott & Stringfellow, LLC. The Company remains registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is subject to regulatory oversight by the Financial Industry Regulatory Authority (FINRA).

The Company deals in U.S. Government and agency obligations, corporate debt and equity securities, state and municipal securities, mortgage and other asset-backed securities, money market instruments and other financial instruments. Additionally, the Company offers mutual funds, annuities and life insurance products. The Company also offers various investment banking and financial advisory services in connection with mergers and acquisitions, restructuring, private placements, loan syndications, loan trading and project financings. The Company provides these services to corporate clients, institutional investors and individuals.

2. Summary of Significant Accounting Policies

Basis of presentation
The financial statements are presented in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts and disclosures. These estimates and assumptions are based on judgment and available information, and consequently, actual results could be materially different from these estimates. The more significant estimates relate to impairment analysis of goodwill, accrued expenses and the valuation of securities.

Cash and cash equivalents
Cash and cash equivalents represent amounts on deposit with banks and other financial institutions that are not subject to segregation under federal regulation.

Securities purchased under agreements to resell and securities sold under agreements to repurchase
Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are recorded at the contractual amounts plus accrued interest. It is the Company's policy to obtain the right to use of the securities as collateral relating to resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities owned and securities sold, not yet purchased
Securities owned and securities sold, not yet purchased, are valued at fair value with the resulting net gains or losses on principal transactions reflected in earnings. Quoted market prices are generally used as a basis to determine the fair values of trading instruments. If quoted prices are not available, fair values are determined on the basis of dealer quotes or quoted market prices for instruments with similar characteristics. Securities transactions of the Company in regular way trades are recorded on a trade date basis. Amounts receivable and payable for regular way securities transactions that have not yet reached settlement are recorded on a net basis in the Statement of Financial Condition.

Investment banking fees
Investment banking fees include underwriting revenue, merger and acquisition, private placement and advisory fees. Underwriting revenue is reflected net of syndicate expenses and arises from securities offerings in which the Company acts as an underwriter and is recorded at the time the underwriting is complete and the income reasonably estimable. Advisory fees are recorded at the time the related transaction is complete and the income is reasonably estimable.

Furniture, equipment and leasehold improvements
Furniture, equipment and leasehold improvements are recorded at cost. Depreciation of furniture and equipment and amortization of leasehold improvements, is based on both straight-line and accelerated methods over the estimated useful lives of the assets (ranging from 3 to 7 years) or the terms of the leases. Gains and losses incurred upon the disposition of furniture, equipment and leasehold improvements are reflected in earnings.

Goodwill and intangible assets
Goodwill represents the excess of purchase price over the fair value of the net assets acquired. Goodwill is not amortized but is subject to an annual impairment test. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. The recoverability of goodwill is also evaluated if events or circumstances indicate a possible impairment. During the year ended December 31, 2008, the Company did not record any goodwill impairment based on its testing.

Other intangible assets, primarily purchased books of business and non-compete agreements, are amortized over their useful lives. These intangible assets are included in the Statement of Financial Condition in other assets, with amortization expense included in the Statement of Operations in depreciation and amortization expense. These intangible assets are also subject to an annual impairment test, and the recoverability of the intangible assets is also evaluated if events or circumstances indicate a possible impairment. During the year ended December 31, 2008, the Company did not record any intangible asset impairment based on its testing.

Fair Value Measurements
The Company adopted SFAS No. 157 effective January 1, 2008. SFAS No. 157, which provides a framework for measuring fair value, requires that an entity determine fair value based on exit price from the principal market for the asset or liability being measured. There was no impact to retained earnings as a result of the adoption of SFAS No. 157.

Derivative financial instruments
The Company utilizes derivative financial instruments to manage various financial risks. These derivatives primarily consist of interest rate swaps and futures contracts. A derivative is a financial instrument that derives its cash flows, and therefore its value, by reference to an underlying instrument, index or referenced interest rate. The Company does not designate its derivative financial instruments as hedges under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activity" (SFAS 133), as amended, and therefore changes in the value of derivative financial instruments are recognized in current period earnings.

Income taxes
Deferred income taxes have been provided when different accounting methods have been used in determining income for income tax purposes and for financial reporting purposes. Deferred tax assets and liabilities are recognized based on future tax consequences attributable to differences arising from financial statement carrying values of assets and liabilities and their tax bases. In the event of changes in the tax laws, deferred tax assets and liabilities are adjusted in the period of the enactment of those changes, with the cumulative effects included in the current year's income tax provision.

The Company's operating results are included in the federal income tax return of the Parent. The method of allocating federal income tax expense is determined under a tax allocation agreement between the Company and the Parent. The amount of current tax or benefit calculated is either remitted to or received from the Parent. The allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method. The Company has evaluated the requirements of the Financial Accounting Standards Board Interpretation No. 48 and did not have any unrecognized tax benefits and did not have any interest or penalties accrued as of December 31, 2008.

Changes in Accounting Principles and Effects of New Accounting Pronouncements

In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active," ("FSP 157-3"). FSP 157-3 clarifies the application of SFAS No. 157 in determining the fair value of a financial asset during periods of inactive markets. FSP 157-3 was effective as of September 30, 2008 and did not have a material impact on the Company's financial statements.

3. Cash Segregated under Federal Regulations

At December 31, 2008 cash of $5,307,863 was segregated in special reserve bank accounts for the exclusive benefit of customers under the SEC's "Customer Protection: Reserves and Custody of Securities" Rule 15c3-3 (SEC Rule 15c3-3). This rule provides a detailed reserve formula for determining the reserve bank account requirement. The reserve is calculated as the excess of customer related credits over the customer related debits.

4. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2008 consist of trading securities reported at fair value as presented below:

	Securities Owned	Securities Sold, Not Yet Purchased
State and municipal obligations	$ 35,920,715	$ 440,558
U.S. government and agency obligations	123,300,110	136,876,712
Corporate obligations	30,049,050	11,424,892
Equities	1,282,874	120,340
Brokered certificates of deposit	5,971,490	93,950
Other	1,335,772	32,200
Less: securities owned, pledged	(90,773,986)	-
Total	$ 107,086,025	$ 148,988,652

Securities owned, pledged to counterparties represent assets pledged under repurchase and securities lending transactions in which the agreement gives the counterparty the right to sell or re-pledge the underlying assets, which is discussed further in Note 15.

5. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following at December 31, 2008:

Furniture and equipment	$	11,070,488
Alterations and improvements		7,609,523
Computer equipment		10,605,097
Computer software		4,168,890
Less: accumulated depreciation		(27,804,349)
Total	$	5,649,649

6. Intangible assets

The Company has intangible assets resulting from prior year acquisitions consisting of the customer relationships, trade name, developed technology and the non-compete agreements. The estimated useful lives are 13 years, 8 years, 3 years and 1 year, respectively. The net carrying amount of these intangible assets at December 31, 2008, included in other assets on the Statement of Financial Condition, is $2,158,915.

7. Note Receivable

The Company received a promissory note as payment for the sale of certain fixed assets in 2000. The original amount of the non-interest bearing note was $1,400,000. Installment payments of the lesser of $250,000 or 5% of the purchaser's gross revenues are due per annum and began March 31, 2003. As of December 31, 2008, the face value of the note is $892,282 and is discounted at 6.78%, resulting in a discounted value of $844,407, which approximates its fair value.

8. Fair Value Measurements

SFAS No. 157 defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants. SFAS No. 157 also establishes a three level fair value hierarchy that describes the inputs that are used to measure assets and liabilities.

Level 1

Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. Level 1 assets and liabilities include certain equity securities and derivative contracts that are traded on an exchange or listed market.

Level 2

Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities in an active market not defined by level 1; quoted market prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include corporate, state and municipal, and U.S. government and agency obligations, thinly traded equities, and brokered certificates of deposit.

Level 3

Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and/or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data. Level 3 assets and liabilities include brokered certificates of deposit, state and municipal obligations, and partnerships in which the Company has a minority investment.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

		Fair Value Measurements for Assets and Liabilities Measured on a Recurring Basis		
	12/31/2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Securities owned	$ 107,086,025	$ 1,116,232	$ 103,911,894	$ 2,057,899
Securities owned, pledged	90,773,986	-	87,166,429	3,607,557
Total assets	$ 197,860,011	$ 1,116,232	$ 191,078,323	$ 5,665,456
Liabilities:				
Securities sold, not yet purchased	$ 148,988,652	$ 137,607	$ 148,851,045	$ -
Total liabilities	$ 148,988,652	$ 137,607	$ 148,851,045	$ -

Level 3 assets measured at fair value at December 31, 2008 include corporate and distressed state and municipal obligations. Valuation and classification of these assets is based upon broker quotes and management estimates as determined by the Company's valuation committee. Level 3 assets also include several partnerships in which the Company has a minority investment. There is no active market for these partnerships so valuation is based on financial information received from the partnership and management judgment.

The tables below present a reconciliation of fair value measurements using significant unobservable inputs for the year ended December 31, 2008 for all Level 3 assets and liabilities that are measured at fair value on a recurring basis.

For the year ended December 31, 2008	Securities Owned
Balance at January 1, 2008	$ 28,628,539
Total realized and unrealized gains or (losses):	
Included in earnings	(2,482,278)
Purchases, issuances and settlements	(19,200,047)
Contributions and distributions	(704,861)
Transfers in and/or out of Level 3	(575,897)
Balance at December 31, 2008	$ 5,665,456

The Company's valuation committee has established a policy that defines significant observable pricing sources. The Company's securities are revalued and classified each month. Securities are transferred into and out of level 3 based on the availability of observable pricing inputs for state and municipal obligations.

9. Short-Term Borrowings

The Company maintains a line of credit from a financial institution totaling $25,000,000, none of which was outstanding as of December 31, 2008. Interest rates payable on outstanding balances on the Company's lines of credit ranged from .85% to 4.85% per annum, through 2008. Additional bank lines of credit are available on a short-term basis for the purpose of financing new underwritings.

The Company maintains an unsecured line of credit from the Parent totaling $150,000,000. As of December 31, 2008, $150,000,000 was outstanding with an effective interest rate which ranged from 2.04% to 4.73% per annum, throughout 2008. There is no established maturity date under the agreement with the Parent.

10. Liabilities Subordinated to Claims of General Creditors

During 1999, the Company entered into an agreement with the Parent for a subordinated note in the amount of $15,000,000 due on December 15, 2008, which was extended through December 15, 2009. In November 2000, the Company borrowed $15,000,000 from the Parent, due November 15, 2008, which was extended through November 15, 2009. In June 2003, the Company borrowed an additional $30,000,000 from the Parent due June 26, 2008, which was extended through June 26, 2009. In April 2006, the Company borrowed an additional $40,000,000 from the Parent due April 27, 2009. In August 2007, the Company borrowed an additional $40,000,000 from the Parent due August 22, 2010, resulting in total liabilities subordinated to claims of general creditors of $140,000,000 outstanding at December 31, 2008.

In November 2007, the Company executed a $60,000,000 revolving subordinated loan agreement as well with the Parent. There was no outstanding balance on this agreement at December 31, 2008.

Payment of principal is subordinate to the claims of all present and future creditors occurring prior to maturity. The subordinated borrowings are covered by agreements approved by the NYSE and qualify as capital in computing net capital under the SEC's "Uniform Net Capital Rule" 15c3-1 (SEC Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Interest accrues at three-month LIBOR rate plus 0.8% per annum and is adjusted quarterly. Interest is payable to the Parent monthly.

11. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets, included in the Statement of Financial Condition, and deferred tax liabilities at December 31, 2008, are presented below:

Deferred tax assets:	
Reserves	$ 265,553
Equity based compensation	2,195,031
Deferred compensation	152,585
Depreciation	1,309,331
Other	280,852
Total deferred tax assets	4,203,352
Deferred tax liabilities:	
Exchange seats	$ 74,920
Intangibles	712,326
Investment in partnerships	308,309
Total deferred tax liabilities	1,095,555
Net deferred tax asset	$ 3,107,797

The Company has no valuation allowance for deferred tax assets based on management's belief that it is more likely than not that the deferred tax assets will be realized.

12. Net Capital Requirements

The Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items or $1,000,000.

In addition, the Company may not repay subordinated borrowings, pay cash dividends or make any unsecured advances or loans to the Parent or employees if net capital falls below 150% of the firm's net capital minimum dollar requirement.

At December 31, 2008, the Company had net capital of $136,411,759, which was $134,311,878 in excess of its minimum net capital requirement of $2,099,881.

13. Benefit Plans

The Parent offers a 401(k) Savings Plan that permits employees with more than 90 days of service to contribute from 1% to 50% of their cash compensation. For full-time employees who are 21 years of age or older with one year or more of service, the Parent makes matching contributions of up to 6% of the employee's compensation.

The Parent has a nonqualified and unfunded deferred compensation arrangement for selected highly compensated employees. The nonqualified plan allows participants to defer compensation and to receive a matching contribution for deferrals into this plan on compensation above the Internal Revenue Code limitations.

Certain employees of the Company participate in the Parent's equity based compensation plans, which provide for the issuance of the Parent's stock-related awards, such as stock options and restricted stock units. The Parent measures the fair value of each option award on the date of grant using the Black-Scholes option pricing model. Additionally, the Parent measures the fair value of restricted share units based on the price of the Parent's common stock on the grant date less the present value of expected dividends that are foregone during the vesting period.

14. Related Party Transactions

The Parent provides management, consulting and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning and financing of the Company, as well as payroll and other administrative services.

At December 31, 2008, the Company had several bank accounts with the Parent, or other subsidiaries of the Parent, with an unrestricted cash balance of $2,105,907 and cash segregated under federal regulation balance of $68,217. Other miscellaneous receivables from the Parent totaled $3,313,847 at December 31, 2008 and are included in Receivable from Parent in the Statement of Financial Condition.

During 2008 the Company provided underwriting and investment banking services to the Parent.

Clearview began providing clearing services to the Company and unaffiliated broker-dealers on a fully-disclosed basis in October, 2007. On December 31, 2008 the Company had a receivable from Clearview in the amount of $81,441,890. Of this amount, $57,392,461 was a result of securities purchased and sold through Clearview's clearing activities for the Company. Securities owned by the Company are pledged as collateral when financing with the affiliate. The remaining $24,049,429 resulted from unsettled operational amounts, such as commissions due to the Company.

The Company provides management, consulting and financial services to Clearview for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing as well as other administrative services.

15. Financial Instruments with Off-Statement of Financial Condition Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities that expose the Company to off-statement of financial condition credit and market risk. The Company's principal activities and exposure to credit risk, associated with customers not fulfilling their contractual obligations, can be directly impacted by volatile trading markets.

Derivative contracts are written in amounts referred to as notional amounts. Notional amounts only provide the basis for calculating payments between counterparties. Notional amounts do not represent amounts to be exchanged between parties, and are not a measure of financial risk. To the extent these transactions are used to hedge other financial instruments, the market risk may be partially or fully mitigated. Credit risk on these contracts arises if counterparties are unable to fulfill their obligations.

The Company has established credit policies for commitments involving financial instruments with off-balance sheet credit risk. Such policies include credit review, approvals, limits and monitoring procedures. Where possible, the Company limits credit risk by generally executing these derivative transactions through regulated exchanges, which are subject to more stringent policies and procedures than over-the-counter transactions.

At December 31, 2008, the Company had receivables under resale agreements of $348,178,850 and payables under repurchase agreements of $323,979,528 reflected in the Statement of Financial Condition. The Company had no commitments to enter into future resale and repurchase agreements.

At December 31, 2008, approximate fair market values of collateral received that can be sold or repledged by the Company were:

		Market Value
Securities purchased under agreements to resell	$	357,685,839
Total sources of collateral	$	357,685,839

At December 31, 2008, approximate market values of collateral received that were sold or repledged by the Company were:

		Market Value
Securities sold under agreements to repurchase	$	332,222,077
Total uses of collateral	$	332,222,077

16. Commitments and Contingencies

FASB Interpretation No. 45, (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying related to an asset, liability, or equity security of the guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

In the normal course of business, the Company indemnifies and guarantees our clearing agent, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2008, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2008.

In connection with its underwriting activities, the Company enters into firm commitments for the purchase of securities in return for a fee. These commitments require the Company to purchase securities at a specified price. The underwriting of securities exposes the Company to market and credit risk, primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. At December 31, 2008, the Company had no open underwriting commitments.

The Company is obligated under non-cancelable operating leases, which contain escalation clauses, for office facilities and equipment expiring on various dates through 2025.

17. Litigation

Due to the nature of its business, the Company is subject to various threatened or pending legal actions. Although the amount of the ultimate exposure, if any, cannot be determined at this time, the Company, based upon legal advice of counsel, does not expect the final outcome of threatened or pending suits to have a material adverse effect on its financial position or results of operations.

Scott & Stringfellow, LLC

(a subsidiary of BB&T Corporation)
Statement of Financial Condition
December 31, 2008